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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              September 29, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

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                                 EXHIBIT LIST
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    EXHIBIT      TITLE
    -------      -----


       1. Copy of Note for Teck Cominco Metals Ltd. for US$300 million together with interest relating to the 5.375% notes of Teck Cominco Limited due 2015 to be paid to Teck Cominco Limited.

       2. Copy of Note for Teck Cominco Metals Ltd. for US$700 million together with interest relating to the 6.125% notes of Teck Cominco Limited due 2035 to be paid to Teck Cominco Limited.

       3. Pledge Agreement Respecting Notes between Teck Cominco Limited and the Bank of New York dated September 28, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   TECK COMINCO LIMITED
                                                   (Registrant)

Date:    September 29, 2005                        By: /s/ Karen L. Dunfee
                                                       -----------------------
                                                       Karen L. Dunfee
                                                       Corporate Secretary

                               INDEX TO EXHIBITS


    EXHIBIT      TITLE
    -------      -----


       1. Copy of Note for Teck Cominco Metals Ltd. for US$300 million together with interest relating to the 5.375% notes of Teck Cominco Limited due 2015 to be paid to Teck Cominco Limited.

       2. Copy of Note for Teck Cominco Metals Ltd. for US$700 million together with interest relating to the 6.125% notes of Teck Cominco Limited due 2035 to be paid to Teck Cominco Limited.

       3. Pledge Agreement Respecting Notes between Teck Cominco Limited and the Bank of New York dated September 28, 2005.